UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

         For the fiscal year ended: December 31, 2007

 OR

___	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

         For the transition period from             to

Full title of the plan and the address of the plan, if different from that of the issuer named below:

 Bar Harbor Bankshares 401(k) Plan

 Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bar Harbor Bankshares
82 Main Street
Bar Harbor, Maine 04609

Appendix 1

BAR HARBOR BANKSHARES
401(k) PLAN

 FINANCIAL STATEMENTS

 And

 SUPPLEMENTAL SCHEDULE

 December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm

 Plan Administrator
Bar Harbor Bankshares 401(k) Plan

 We have audited the accompanying statements of net assets available for benefits of Bar Harbor Bankshares 401(k) Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) . Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with U. S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

 /s/ KPMG LLP

 Albany, New York
June 26, 2008

   BAR HARBOR BANKSHARES 401 (k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006

Investments, at fair value (note 3):
Fiserv Trust Institutional Money Market Fund	$844,024	1,160,338
Mutual Funds	7,434,648	6,369,011
Common stock of Bar Harbor Bankshares	1,407,958	1,313,324
Particpant loan	329,984	250,882
Total investments	10,016,614	9,093,555
Receivables:
Employer contribution	9,195	9,023
Participant contribution	19,172	19,829
Total Receivables	28,367	28,852
Net assets available for benefits	$10,044,981	9,122,407

                                        See accompanying notes to financial statements.

 BAR HARBOR BANKSHARES 401 (k) PLAN
Statements of Changes in Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
Additions to net assets attributed to:
Investment income:

Net appreciation in investments
	$372,077	881,593
Interest and dividends
	206,563	175,200
Investment income
	578,640	1,056,793
Contributions:
Participants
	525,053	539,541
Employer
	245,808	426,356
Rollovers
	146,353	82,105

Total contributions
	917,214	1,048,002

Total increase
	1,495,854	2,104,795

Deductions from net assets attributed to:
Distributions
	(573,280)	(634,284)

Net increase
	922,574	1,470,511

Net assets available for benefits:
Beginning of year
	9,122,407	7,651,896
End of year
	$10,044,981	9,122,407

See accompanying notes to financial statements.

BAR HARBOR BANKSHARES 401 (k) PLAN
Notes to Financial Statements
December 31, 2007 and 2006

1.	Description of Plan

The following description of the Bar Harbor Bankshares (the Company or the Plan Sponsor) 40l(k) Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

	(a)	General

The Plan is a defined contribution plan covering all employees of the Company who have achieved the age of 20-1/2. There is no service requirement for eligibility. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

	(b)	Contributions

Each year, participants may contribute up to 50% (limited to regulatory ceilings) of pretax annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions (limited to regulatory ceilings). Participants may also contribute amounts representing distributions from other qualified defined benefit, IRA, or defined contribution plans. Participants direct the investment of their contributions into investment options offered by the Plan. The Plan currently offers eleven investment options for participants. During 2007, the Company matched 100% up to the first 3% of each participant’s salary deferred and 50% on deferrals from 3% to 5% of each participant’s salary. During 2006, the Company matched 50% up to the first 3% of each participant’s salary deferrals and 25% on deferrals from 3% to 6% of each participant’s salary that a participant contributed to the Plan. The Company match is 100% vested immediately and invested in the same manner as the participant has directed for their contributions. Additional profit sharing amounts may be contributed at the option of the Company’s board of directors and, if provided, are vested immediately and invested as directed by the participant. Additional contributions of $450 and $295,173 were made in 2007 and 2006, respectively.

	(c)	Participants’ Accounts

Each participant’s account is credited with the participant’s contribution, allocations of the Company’s match, and any profit sharing contributions along with an allocation, based upon a participant’s account balance, of any earnings or losses. The Company pays most expenses. The benefit to which a participant is entitled is the benefit that can be provided from the Participant’s vested account.

  BAR HARBOR BANKSHARES 401 (k) PLAN
  Notes to Financial Statements
  December 31, 2007 and 2006
(d)	Vesting

Participants are vested immediately in their personal contributions and the Company’s contributions.

(e)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would remain 100% vested in all funds represented by their account balance.

(f)	Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either (a) in a lump-sum amount equal to the value of the vested interest in his or her account or (b) in annual installments. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Participants with balances in their accounts of less that $5,000 must take a lump sum distribution.

(g)	Participant Loans

Participants may borrow from their fund accounts the lesser of $50,000 or 50% of the account balance. Participants may carry up to two loans secured by the balance in their account. Loans are generally fixed rate and are written with an interest rate of 1% over Prime. Existing loans presently range from 5% to 9.25%. Principal and interest is paid according to amortization schedules through biweekly payroll deduction.

(h)	Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate and markets risks. Due to the level of risk associated with investment securities, it is at least reasonably possible changes in the values of investments securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

BAR HARBOR BANKSHARES 401 (k) PLAN
Notes to Financial Statements
December 31, 2007 and 2006

2.	Summary of Significant Accounting Policies

	(a)	Basis of Presentation

The Plan’s financial statements have been prepared on an accrual basis of accounting. Benefits are recorded when paid. Cash equivalents are generally funds held in the Fiserv Trust Institutional Money Market Fund.

	(b)	Investments

The Plan’s investments are valued on a daily basis, using established market values. Participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

	(c)	Use of Estimates

The preparation of financial statements, in conformity with U. S. generally accepted accounting principles, require management to make estimates and assumptions affecting the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

	(d)	Reclassifications

Prior year financial statements are reclassified whenever necessary to conform to the current year’s presentation.

BAR HARBOR BANKSHARES 401 (k) PLAN
Notes to Financial Statements
December 31, 2007 and 2006

3.	Investments

Investments that represent 5% or more of the net assets available for benefits at December 31, 2007 and 2006 are as follows:

	2007	2006

Money market funds:
Fiserv Trust Institutional Money Market	844,024	1,160,338
Mutual funds:
American Growth Fund Inc	1,553,846	1,317,157
American Europacific Growth Fund	641,800	350,705
American New Perpective Fund	531,372	393,942
Intermediate Bond Fund America	566,214	471,089
Investment Company of America	1,040,124	828,708
MFS Total Return Fund A	557,299	531,292
Blackrock -- Mid Cap Value Equity Fund Class A	918,637	923,838
Blackrock -- Aurora Class A	807,864	841,334
Vanguard 500 Index Signal Shares	817,492	710,946
Common stock:
Bar Harbor Bankshares	1,407,958	1,313,324

During 2007 and 2006, the Plan’s investments appreciated (depreciated) in value (including realized gains and losses on investments bought, sold, and held during the year) as follows:

Year ended December 31

2007	2006

Mutual funds
$387,096	668,388
Common stock of Bar Harbor Bankshares
(15,019)	213,205
$372,077	881,593

4.	Income Tax Status

The Internal Revenue Service has issued an opinion letter dated December 19, 2001 to the sponsor of the plan that the form of the Plan and underlying trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code (IRC) and therefore the plan is exempt from income taxes. Although the Plan has been amended since receiving the opinion letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

BAR HARBOR BANKSHARES 401 (k) PLAN
Notes to Financial Statements

5.    Party-in-Interest Transactions

Shares of common stock issued by the Company, represent certain Plan investments (see Note 3). The decision to invest in Company stock is voluntary on the part of participants. These transactions are party-in-interest transactions. Senior officers are prohibited from purchasing, selling, or reallocating their positions in the Company’s common stock during times of established blackouts or while in possession of insider information. Bar Harbor Trust Services, a subsidiary of the Plan Sponsor, is the custodian with respect to the common stock of the Plan Sponsor. Shares of Fiserv Trust Institutional Money Market Fund issued by Fiserv Trust Company, the Plan trustee, represent party-in-interest transactions (see note 3). Participant loan distributions and repayments are also considered party in-interest transactions.

6.        Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 and 2006 to Form 5500:

	2007	2006
Net Assets available for benefits: Balance per the financial statements	$10,044,981	9,122,407
Employer and participant contribution receivable not on Form 5500	(28,367)	(28,852)
Benefit Claim and operating payable	(2,229)	(2,154)

Balance per the Form 5500	$10,014,385	9,091,401

The following is a reconciliation of the increase in net assets available for benefits per the financial statements for the years ended December 31, 2007 and 2006 to Form 5500:

	2007	2006
Net increase in net assets available for assets: Increase per the financial statements	$922,574	1,470,511
Change in contribution receivable not on Form 5500	485	(8,333)
Benefit claim and operating payables	(75)	(2,154)
Balance per the Form 5500	$922,984	1,460,024

Schedule 1 BAR HARBOR BANKSHARES 401(k) PLAN Schedule H, Line 4i – Schedule of Assets Held at End of Year December 31, 2007

	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value
*	Fiserv Trust Institutional Money
	Market Fund	Money market fund	$844,024
	Intermediate Bond Fund America	Bond mutual fund, 42,004 shares	566,214
	American Growth Fund Inc	Equity mutual fund, 45,688 shares	1,553,846
	Investment Company of America	Equity mutual fund, 31,567 shares	1,040,124
	MFS Total Return Fund A	Equity mutual fund, 36,568 shares	557,299
	Vanguard 500 Index Signal Shares	Equity mutual fund, 7,323 shares	817,492
	Blackrock – Mid Cap Value Equity
	Fund Class A	Equity mutual fund, 77,785 shares	918,637
	Blackrock – Aurora Class A	Equity mutual fund, 36,621 shares	807,864
	American Europacific Growth Fund	Foreign equity mutual fund, 12,617shares	641,800
	American New Perspective Fund	Foreign equity mutual fund, 15,656 shares	531,372
*	Bar Harbor Bankshares	Common stock, 44,839 shares	1,407,958
*	Participant loans receivable	Interest rates – 5.00% – 9.25%	329,984
*	Party-in-interest.		$10,016,614

                                 See accompanying report of independent registered public accounting firm.

The Bar Harbor Bankshares 401(k) Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and supplemental schedule of the Plan for the two fiscal years ended December 31, 2007 and 2006, have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by reference.

 SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees who administer the Bar Harbor Bankshares 401(k) Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

 Bar Harbor Bankshares 401(k) Plan

 By: /s/Marsha C. Sawyer                     Date: June 27, 2008

        Marsha C. Sawyer
        Plan Administrator

EXHIBIT INDEX

Exhibit No.	Exhibit

23	Consent of KPMG LLP